SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13G*
                                (Rule 13d-102)



            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                 (Amendment 2)

				Compton Petroleum Corporation
                               (Name of Issuer)

	                 		   Common Stock
                         (Title of Class of Securities)

                                  204940100
                                (CUSIP Number)


					December 31, 2010
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 7 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)






CUSIP No. 204940100                 13G                    Page 2 of 7 Pages
____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Centennial Energy Partners, L.L.C.
								13-3961810
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                14,434,660
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                14,434,660
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                14,434,660
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                5.21%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!











CUSIP No. 204940100                 13G                    Page 3 of 7 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Peter K. Seldin
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                14,434,660
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER 	14,434,660

_____________________________________________________________________________
    	(9)  	 AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                14,434,660
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                5.21%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!









CUSIP No. 204940100               13G                    Page 4 of 7 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Compton Petroleum Corporation.

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at Suite 500, Bankers Court, 850 2nd Street SW, Calgary, Alberta, Canada T2POR8.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
 (i) Centennial Energy Partners, L.L.C., (Energy) a limited
liability company organized under the laws of the State of Delaware, with respect to the shares of Common Stock and warrants to purchase shares of Common Stock which have been deemed exercised for purposes of this report which are directly owned by certain private investment vehicles (collectively the ?Partnerships?) to which Centennial Energy Partners,L.L.C. serves as general partner; (ii) Peter K. Seldin, with respect to the shares of Common Stock and warrants to purchase shares of Common Stock which have been deemed exercised for purposes of this report which are indirectly owned by the entity named in
(i).

Energy and Mr. Seldin do not own any shares of Common Stock or warrants to purchase shares of Common Stock directly. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 575 Lexington Avenue, 33rd Floor, New York, New York 10022.

Item 2(c).     Citizenship:

Energy is a limited liability company organized under the laws of the State of Delaware.
Peter K. Seldin is a United States citizen.


Item 2(d).     Title of Class of Securities:

     Common Shares (the "Common Stock")

Item 2(e).  CUSIP Number: 204940100







CUSIP No. 204940100               13G                    Page 5 of 7 Pages



Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.


Item 4.   Ownership.

A. Centennial Energy Partners, L.L.C.
             (a) Amount beneficially owned: 14,434,660
 		 (b) Percent of class: 5.21% The percentages used herein and in the rest of Item 4 are based upon 263,579,000 outstanding shares of Common Stock as reported in the Company?s Consolidated Financial Statements for the Period ended September 30, 2010 as included in Form 6-K filed on November 5, 2010, and adjusted by 13,449,000 for the deemed exercise of warrants to purchase common shares by only the Reporting Persons.
           (c)(i) Sole power to vote or direct the vote: -0-
             (ii) Shared power to vote or direct the vote: 14,434,660
            (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the disposition: 14,434,660






CUSIP No. 204940100			13G			Page 6 of 7 pages


B. Peter K. Seldin
              (a) Amount beneficially owned: 14,434,660
              (b) Percent of class: 5.21%
           (c)(i) Sole power to vote or direct the vote: -0-
             (ii) Shared power to vote or direct the vote: 14,434,660
            (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the disposition: 14,434,660


Item 5.     Ownership of Five Percent or Less of a Class.

     Centennial Energy Partners, L.P. (Centennial) was included in previous filings as a Reporting Person. Centennial currently owns less than 5 percent of issuers Common Stock.



Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

	Energy, the general partner of the Partnerships has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by each of the partnerships. Peter K. Seldin is the Managing Member of Energy, and accordingly, has the power to vote and dispose of the Common Stock beneficially held by Energy.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No. 204940100                   13G                     Page 7 of 7



SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 8, 2011

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
      Managing Member


By: /s/ Peter K. Seldin
	Peter K. Seldin











































                                     AGREEMENT

	The undersigned agree that this schedule 13G dated February 8, 2011 relating to the Common Stock of Compton Peroleum Corporation shall be filed on behalf of the undersigned.




Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
         Managing Member

By: /s/ Peter K. Seldin
	Peter K. Seldin